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                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                       FORM 12b-25
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                               NOTIFICATION OF LATE FILING                                        SEC FILE NUMBER
                                                                                                      1-8147

(Check One) X Form 10-K  Form 20-F  Form 11-K  Form 10-Q  Form N-SAR                               CUSIP NUMBER
                                                                                                    584906101
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                For Period Ended: ____________September 30, 1995____________
                [  ] Transition Report on Form 10-K
                [  ] Transition Report on Form 20-F
                [  ] Transition Report on Form 11-K
                [  ] Transition Report on Form 10-Q
                [  ] Transition Report on Form N-SAR
                For the Transition Period Ended: _______________________________

                      Read Instruction (on back page) Before Preparing Form.
                                       Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I--REGISTRANT INFORMATION

_______________________________MEDIQ Incorporated_______________________________
Full Name of Registrant

_______________________________________N/A______________________________________
Former Name if Applicable

_________________________________One MEDIQ Plaza________________________________
Address of Principal Executive Office (Street and Number)

__________________________Pennsauken, New Jersey 08110__________________________
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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              (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     X        (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form
                         N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant is in the process of obtaining amendments to certain of its loan agreements, which will significantly affect the information contained in its Report on Form 10-K. The Registrant had anticipated that the necessary amendments would be obtained in December 1995, but was not able to do so without unreasonable effort and expense. The Registrant contemplates obtaining the amendments and being able to provide the Commission with its completed Report on Form 10-K within fifteen days following the prescribed due date.



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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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         F. Douglas Raymond, III                     (215)                      988-2548
                  (Name)                          (Area Code)              (Telephone Number)
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(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
           Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
           been filed? If answer is no, identify report(s).                                               X Yes  No
           -----------------------------------------------------------------------------------------------------------------
(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
           in the subject report or portion thereof?                                                      X Yes  No
           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                            SEE RIDER ATTACHED HERETO
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       ________________________MEDIQ Incorporated________________________

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date _____December 29, 1995____           By /s/ Michael F. Sandler
                                             ----------------------
                                             Michael F. Sandler,
                                             SVP--Finance and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.12(b) of this chapter).
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                              RIDER TO FORM 12B-25
                                       OF
                               MEDIQ INCORPORATED

     The Registrant anticipates that the financial statements to be filed as a part of the Annual Report on Form 10-K will reflect the following financial results, which were contained in a news release on December 28, 1995:

     For the three months ended September 30, 1995, revenues were $30.3 million, compared to $18.6 million for the comparable period in 1994, and operating income was $2.5 million, compared to an operating loss of $3.6 million in the prior year. The net loss from continuing operations was $1.4 million, or $.06 per share, as compared to a loss of $1.9 million, or $.08 per share, in the comparable 1994 period.

     For the fiscal year ended September 30, 1995, revenues were $132.2 million, compared to $81.5 million in the prior year, and operating income was $23.9 million, compared to $1.1 million in the prior year. The net loss from continuing operations was $209,000, or $.01 per share, versus a loss of $5.8 million, or $.24 per share in fiscal 1994.

     Prior year results of operations for the quarter and fiscal year ended September 30, 1995 have been restated to separately report the results of discontinued operations, which include the Diagnostic Imaging Services Group, the Company's 40% equity interest in InnoServ Technologies, Inc. (formerly MMI Medical, Inc.) and several other non-core businesses.

     The revenues of MEDIQ/PRN Life Support Services, Inc. ("MEDIQ/PRN"), the Company's principal subsidiary, increased to $128.8 million from $74.9 million in the prior year, and earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $60.5 million from $25.6 million in 1994.

     The Company also reported that in the first quarter of fiscal 1996, it incurred approximately $2.0 million in restructuring charges for employee severance costs relating to a decision to downsize corporate functions and consolidate activities.

     The following is a summary of the consolidated operating results of the Company for the three and twelve month periods ended September 30, 1994 and September 30, 1995.

                               MEDIQ Incorporated
                         CONSOLIDATED OPERATING RESULTS
                     (in thousands, except per share data)
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                                                 Three Months Ended          Fiscal Year Ended
                                                     Sept. 30,                   Sept. 30,
                                                     ---------                   ---------
                                               1995         1994(1)          1995         1994(1)
                                               ----         -------          ----         -------
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Revenues                                     $30,265        $18,613        $132,241       $81,498
Operating income (loss)                      $ 2,537       ($ 3,623)       $ 23,938       $ 1,095
Income (loss) from continuing
 operations before taxes                    ($ 1,770)      ($ 4,102)       $  1,095      ($ 8,954)
Loss from continuing operations             ($ 1,447)      ($ 1,898)      ($    209)     ($ 5,848)
Loss from discontinued operations           ($ 3,884)      ($ 1,483)      ($  4,738)     ($ 1,470)
Net loss                                    (% 5,331)      ($ 3,381)      ($  4,947)     ($ 7,318)
Earnings Per Share:
  Loss from continuing operations           ($  0.06)      ($  0.08)      ($   0.01)     ($  0.24)
  Loss from discontinued operations         (   0.16)      (   0.06)      (    0.19)     (   0.06)
                                            --------       --------       ---------      --------
  Net loss                                  ($  0.22)      ($  0.14)      ($   0.20)     ($  0.30)
                                            --------       --------       ---------      --------
Weighted Average Shares Outstanding           24,699         24,500          24,604        24,405
                                            ========       ========       =========      ========
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(1) Restated for discontinued operations.